Q2	/	2016	/	SECOND QUARTER
MARINE HARVEST GROUP
•
Record-high Operational EBIT of EUR 149 million. Financial EBIT of EUR 181 million
•
Unprecedented salmon prices on strong demand and reduced supply
•
Establishment of aquaculture shipping joint venture
•
Divestment of shares in Grieg Seafood with a realized gain of EUR 54.8 million
•
Quarterly dividend of NOK 3.20 per share

© Marine Harvest Group	1

Q2|2016

HIGHLIGHTS - SECOND QUARTER 2016

•	Record-high Operational EBIT of EUR 149.0 million. Financial EBIT of EUR 180.5 million.

•	Unprecedented salmon prices on strong demand and reduced supply.

•	Harvest volume slightly below guidance for the second quarter.

•	Estimated volumes for 2016 have been reduced from 414 000 to 400 000 GWT as a result of biological issues.

•	Increased production cost for all regions compared to the second quarter of 2015.

•	Operational EBIT for Consumer Products negatively impacted by the substantial rise in raw material prices.

•	Notwithstanding a loss of EUR 3.5 million, performance of our processing plant in Rosyth has improved.

•
Subsequent to the previously announced restructuring process in Marine Harvest Chile, the entity has recognized impairment of fixed assets of EUR 19.0 million and a restructuring provision of EUR 2.2 million.

•	Establishment of aquaculture shipping joint venture between Marine Harvest and Deep Sea Supply.

•	Divestment of all shares in Grieg Seafood with a realized gain of EUR 54.8 million.

•	Net cash flow per share of EUR 0.50, and Underlying earnings per share (EPS) of EUR 0.24.

•	Return on capital employed (ROCE) 23.8% and Net interest-bearing debt (NIBD) of EUR 832.4 million.

•	A quarterly dividend of NOK 3.20 per share, of which NOK 1.10 is related to divestment of shares in Grieg Seafood, will be paid out to the shareholders as a repayment of paid in capital.

Main figures 1)	Q2 2016	Q2 2015	YTD Q2 2016	YTD Q2 2015	2015
EUR million
Operational revenue 2)	832.1	767.3	1 641.6	1 502.6	3 121.1

Operational EBITDA 3)	184.4	119.5	332.0	249.2	486.6
Operational EBIT 3)	149.0	84.0	260.9	179.3	346.8

EBIT	180.5	-6.4	373.3	22.5	345.3
Net financial items	-90.5	10.3	-118.8	34.1	-95.2
Profit or loss for the period	42.5	4.3	170.5	44.1	158.3

Cash flow from operations	213.3	85.2	363.4	146.4	233.3

Total assets	4 198.4	3 987.9	4 198.4	3 987.9	4 196.1
NIBD 4)	832.4	875.5	832.4	875.5	999.7

EPS (EUR)	0.09	0.01	0.38	0.10	0.36
Underlying EPS (EUR) 5)	0.24	0.13	0.42	0.27	0.52
Net cash flow per share (EUR) 6)	0.50	0.14	0.72	0.11	0.01
Dividend declared and paid per share (NOK)	1.70	1.30	3.10	2.50	5.20
ROCE 7)	23.8%	9.8%	21.1%	12.3%	13.1%
Equity ratio	45.8%	50.9%	45.8%	50.9%	45.2%

Harvest volume (GWT, salmon)	87 159	104 158	183 772	203 635	420 148

Operational EBIT per kg (EUR) - Total 8)	1.71	0.81	1.42	0.88	0.83

Norway	2.12	1.22	1.99	1.37	1.37
Scotland	0.47	0.64	0.58	0.52	0.35
Canada	2.34	0.26	2.15	0.41	0.34
Chile	-0.23	-0.53	-1.14	-0.64	-0.82

1)
This interim report is unaudited. Presentation currency has been changed from NOK to EUR from January 1, 2016, with retrospective application for comparative figures, see Note 2 and Note 13. Please refer to the interim report on form 6-K for detailed descriptions and reconciliations of non-IFRS measures such as Operational EBIT, Operational EBITDA, Operational revenue, NIBD, underlying EPS and ROCE.

2)	Operational revenue: Revenue and other income, excluding change in unrealized salmon derivatives.

3)
Calculated by excluding the following items from financial EBITDA/EBIT: Change in unrealized internal margin, change in unrealized gains/losses from salmon derivatives, net fair value adjustment on biomass, onerous contract provisions, restructuring costs, income from associated companies, impairment losses of fixed assets/intangibles and other non-operational items. A reconciliation between Operational EBIT and financial EBIT is provided on the next page, and we also refer to the interim report on form 6-K for further information. The largest individual difference between Operational EBIT and financial EBIT is the net fair value adjustment on biomass according to IFRS, which is a volatile figure impacted by estimates of future salmon prices as well as other estimates.

4)	NIBD: Total non-current interest-bearing debt, minus total cash, plus current interest-bearing debt and plus net effect of currency derivatives on interest-bearing debt.

5)	Underlying EPS: Operational EBIT adjusted for accrued interest payable, with estimated weighted tax rate - per share.

6)	Net cash flow per share: Cash flow from operations and investments, net financial items paid and realized currency effects - per share.

7)
ROCE: Annualized return on average capital employed based on EBIT excluding net fair value adjustment on biomass, onerous contract provisions and other non-operational items / Average NIBD + Equity, excluding net fair value adjustment on biomass, onerous contract provisions and net assets held for sale, unless there are material transactions in the period.

8)	Operational EBIT per kg including allocated margin from Feed and Sales and Marketing.

© Marine Harvest Group	2

Q2|2016

PROFIT - FINANCIAL RESULTS IN THE QUARTER
The Group’s profit hinge on its ability to provide customer value from healthy, tasty and nutritious seafood, farmed both cost effectively and in an environmentally sustainable way that maintains a good aquatic environment and respects the needs of the wider society.

(Figures in parenthesis refer to the same quarter in 2015.)

(EUR million)	Q2 2016	Q2 2015
Operational EBIT	149.0	84.0
Change in unrealized internal margin	-1.7	0.8
Change in unrealized salmon derivatives	5.1	1.1
Net fair value adjustment on biomass	34.0	-78.7
Onerous contract provisions	-2.2	0.9
Restructuring costs	-2.1	-14.6
Other non-operational items	1.3	2.5
Income from associated companies	16.2	0.7
Impairment losses of fixed assets/intangibles	-19.0	-3.2
EBIT	180.5	-6.4
Operational EBIT amounted to EUR 149.0 million in the quarter (EUR 84.0 million). The contribution from Feed was EUR 3.3 million (EUR 3.1 million), and Farming contributed with EUR 136.0 million (EUR 64.4 million). Markets contributed with EUR 17.8 million (EUR 15.0 million) and Consumer Products contributed with EUR -4.8 million (EUR 5.5 million).

Operational EBIT of EUR 149.0 million in the quarter was negatively impacted by losses of EUR 3.5 million from our processing plant in Rosyth.

Earnings before financial items and taxes (EBIT) was EUR 180.5 million (EUR -6.4 million), after a net increase in fair value on biological assets of EUR 34.0 million, mainly due to higher salmon prices.

Financial items

(EUR million)	Q2 2016	Q2 2015
Interest expenses	-12.2	-9.2
Net currency effects	-0.2	-20.1
Other financial items	-78.0	39.6
Net financial items	-90.5	10.3
Other financial items include an increase in fair value of conversion liability component of the convertible bond of EUR 61.5 million and change in fair value of other financial instruments of EUR 17.1 million.

© Marine Harvest Group	3

Q2|2016

Cash flow and NIBD

(EUR million)	Q2 2016	Q2 2015
NIBD beginning of period	-960.1	-866.5
Operational EBITDA	184.4	119.5
Change in working capital	75.4	13.8
Taxes paid	-48.5	-40.3
Other adjustments	2.0	-7.9
Cash flow from operations	213.3	85.2
Net Capex	-50.4	-49.2
Cash received from other investments	16.8	11.6
Cash received from sale of shares	52.3	30.8
Other investments	-2.3	-0.1
Cash flow to investments	16.4	-6.9
Net interest and financial items paid	-6.5	-7.0
Other items	-9.4	-22.0
Dividend / return of paid in capital	-82.0	-68.3
Translation effect on interest-bearing debt	-4.0	10.1
NIBD end of period	-832.4	-875.5

Cash flow from operations amounted to EUR 213.3 million (EUR 85.2 million). Net working capital was reduced in the second quarter due to seasonality and low volumes.

Net Capex was EUR -50.4 million (EUR -49.2 million). Cash received from sale of shares in the second quarter of 2016 is related to proceeds from sale of shares in Grieg Seafood.

Currency effect on interest-bearing debt of EUR -4.0 million (EUR 10.1 million) during the quarter is mainly due to the weakening of EUR against USD.

Quarterly dividend of EUR -82.0 million (EUR -68.3 million), as announced in the report for the first quarter of 2016, was distributed as repayment of paid in capital.

GUIDING PRINCIPLE	AMBITION	ACHIEVEMENT
Profitability	ROCE of at least 12% over a cycle (4-5 years)	Q2	23.8%
		YTD	21.1%
Solidity	Long term NIBD target:	June 30, 2016
	EUR 1 050 million	EUR 832 million
	Farming NIBD / kg EUR 1.8	Farming NIBD / kg EUR 1.4

© Marine Harvest Group	4

Q2|2016

PROFIT - OPERATIONAL PERFORMANCE AND ANALYTICAL DATA

	Feed		Farming		Sales and Marketing				Other		Group 1)
					Markets		Consumer Products
EUR million	Q2 2016	Q2 2015	Q2 2016	Q2 2015	Q2 2016	Q2 2015	Q2 2016	Q2 2015	Q2 2016	Q2 2015	Q2 2016	Q2 2015
External revenue	3.9	0.1	1.2	32.6	506.1	476.1	320.0	256.8	1.0	1.7	832.1	767.3
Internal revenue	65.5	58.3	507.5	460.5	148.2	87.7	5.1	7.7	3.8	6.5	0.0	0.0
Operational revenue	69.4	58.4	508.6	493.1	654.3	563.9	325.1	264.4	4.9	8.2	832.1	767.3
Operational EBIT	3.3	3.1	136.0	64.4	17.8	15.0	-4.8	5.5	-3.2	-4.1	149.0	84.0
Change in unrealized margin	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-1.7	0.8
Change in unrealized salmon derivatives	0.0	0.0	4.7	-0.7	0.0	0.0	-4.7	0.7	5.0	1.1	5.0	1.1
Net fair value adjustment on biomass, onerous contract provisions	0.2	-1.6	31.7	-76.1	0.0	0.0	0.0	0.0	0.0	-0.1	31.8	-77.7
Restructuring costs	0.0	0.0	-2.1	-9.8	0.0	0.0	0.0	-4.9	0.0	0.0	-2.1	-14.6
Other non-operational items	0.0	0.0	1.3	2.5	0.0	0.0	0.0	0.0	0.0	0.0	1.3	2.5
Income from associated companies	0.0	0.0	16.2	0.9	0.0	0.0	0.0	-0.2	0.0	0.0	16.2	0.7
Impairment losses of fixed assets	0.0	0.0	-18.8	-3.3	-0.2	0.0	0.0	0.1	0.0	0.0	-19.0	-3.2
EBIT	3.4	1.5	168.8	-22.0	17.6	15.0	-9.4	1.3	1.7	-3.1	180.5	-6.4
Operational EBIT %	4.7%	5.3%	26.7%	13.1%	2.7%	2.7%	-1.5%	2.1%	na	na	17.9%	10.9%
1) Group adjusted for eliminations.

Marine Harvest follows the overall value creation of the operations based on the salmon’s source of origin. For this reason Operational EBIT related to our Feed and Sales and Marketing operations is allocated back to country of origin. The table below and upcoming performance review provide information consistent with the value creation methodology.

Other units reported Operational EBIT of EUR -3.2 million in the quarter (EUR -4.1 million). The currency effects of foreign currency purchases towards EUR are recognized as income/cost of EUR 1.2 million in Marine Harvest ASA and Marine Harvest Markets Norway respectively (in the second quarter of 2015, currency effects of foreign currency sales towards NOK amounted to EUR 3.6 million).

	SOURCES OF ORIGIN						Other	Group
EUR million	Norway	Scotland	Canada	Chile	Ireland	Faroes

OPERATIONAL EBIT
Farming	102.4	5.8	26.5	-5.6	1.4	5.6		136.0

Sales and Marketing
Markets	9.6	3.0	1.0	4.0	0.0	0.1	0.0	17.8
Consumer Products	-1.5	-3.8	0.0	0.0	-0.1	0.0	0.5	-4.8
Subtotal	110.6	5.0	27.4	-1.6	1.3	5.7	0.5	149.0

Feed	3.3							3.3
Other entities 1)							-3.2	-3.2

Total	113.9	5.0	27.4	-1.6	1.3	5.7	-2.7	149.0

Harvest volume (GWT, salmon)	53 743	10 809	11 745	7 076	1 452	2 334		87 159

Operational EBIT per kg (EUR) 2)	2.12	0.47	2.34	-0.23	0.86	2.46		1.71
- of which Feed	0.06	0.00	0.00	0.00	0.00	0.00		0.04
- of which Markets	0.18	0.28	0.08	0.57	0.00	0.05		0.20
- of which Consumer Products	-0.03	-0.35	0.00	0.00	-0.09	0.00		-0.06

ANALYTICAL DATA
Price achievement/reference price (%) 3)	83%	83%	99%	105%	na	92%		87%
Contract share (%)	52%	69%	0%	23%	85%	0%		44%
Quality - superior share (%)	92%	95%	90%	90%	95%	84%		92%
Exceptional items incl in Operational EBIT	-18.7	0.0	0.0	-3.8	-0.2	-0.3		-22.9
Exceptional items per kg (EUR)	-0.35	0.00	0.00	-0.54	-0.11	-0.11		-0.26

GUIDANCE
Q3 2016 harvest volume (GWT)	63 000	10 000	9 000	7 000	3 000	2 000		94 000
2016 harvest volume (GWT)	253 000	49 000	44 000	36 000	8 000	10 000		400 000
Q3 2016 contract share (%)	41%	67%	0%	25%	85%	0%		39%

1)	Sterling White Halibut, Corporate and Holding companies

2)	Including Sterling White Halibut, Corporate and Holding companies

3)	Sales and Marketing Price achievement

© Marine Harvest Group	5

Q2|2016

MARKET OVERVIEW

Industry
The second quarter of 2016 was characterized by unprecedented prices on strong demand and decline in global supply. Prices in Europe increased by an impressive 55%, while prices in Americas surged by 43%, compared to the second quarter of 2015.

Global harvest of Atlantic salmon amounted to 455 100 tons in the second quarter, a decrease of approximately 9% compared to the same quarter in 2015. This was in the low end of expectations driven by lower volumes from Chile mainly due to a strike on the Chiloe Island in Region X.

Supply	Q2 2016	Change vs	12 month	Q1 2016
	Tons GW	Q2 2015	change	Tons GW
Norway	248 000	-7.3%	-2.7%	243 700
Scotland	36 300	-1.6%	5.9%	31 900
Faroe Islands	17 500	—%	3.8%	16 400
Ireland	2 900	-29.3%	10.2%	2 900
Total Europe	304 700	-6.5%	-1.3%	294 900
Chile	95 200	-19.7%	-1.2%	138 500
North America	38 400	-0.5%	13.4%	33 500
Total Americas	133 600	-15.0%	1.7%	172 000
Australia	11 900	11.2%	23.9%	12 600
Other	4 900	-5.8%	-7.3%	4 200
Total	455 100	-8.8%	0.1%	483 700

Volumes from Norway decreased by 7% compared to the second quarter of 2015. The decline was in line with expectations, and was caused by harvesting of smaller sized fish and biological challenges in general. The biological performance of the fall 2014 generation has been troublesome for many farmers in Norway. The biomass yet to be harvested from this generation is now limited.

Scottish volumes decreased by 2% compared to the same period last year which was in line with expectations. Volumes from the Faroe Islands were flat in the quarter compared to the same quarter in 2015.

Volumes from Chile decreased by 20% compared to the second quarter of 2015 which was a steeper decline than expected. The reduction was mainly driven by the fishermen's protest in May which blocked the processing sites on the Chiloe Island from delivering salmon to their main markets.

In North America the supply contraction of 1% was at the high end of expectations.

Reference prices	Q2 2016	Change vs	Q2 2016	Change vs
	Market	Q2 2015	NOK	Q2 2015
Norway 1)	EUR 6.85	54.8%	NOK 63.89	68.5%
Chile 2)	USD 5.32	42.7%	NOK 43.91	51.9%
Chile, GWE 3)	USD 5.74	63.1%	NOK 47.37	73.6%
North America 4)	USD 3.28	43.2%	NOK 27.11	52.4%
North America GWE 3)	USD 6.83	47.2%	NOK 56.37	56.7%

1)	NASDAQ average superior GWE/kg (gutted weight equivalent)

2)	Urner Barry average D trim 3-4 lbs FOB Miami

3)	Reference price converted back-to-plant equivalent in GWE/kg

4)	Urner Barry average GWE 10-12 lbs FOB Seattle

In the market currency, EUR, prices in Europe increased by 55% compared to the second quarter of 2015. Salmon prices increased by 43% in Miami and 43% in Seattle in USD terms. The price increase was even higher in NOK terms as the NOK weakened versus both EUR and USD in the period.

© Marine Harvest Group	6

Q2|2016

Market	Q2 2016	Change vs	12 month
distribution	Tons GW	Q2 2015	change
EU	226 200	-3.7%	2.0%
Russia	13 600	-47.1%	-24.3%
Other Europe	16 700	-15.2%	-10.6%
Total Europe	256 500	-8.5%	-1.6%
US	96 800	0.9%	10.4%
Brazil	17 600	-16.2%	2.3%
Other Americas	23 800	-3.6%	3.6%
Total Americas	138 200	-2.4%	7.8%
China/Hong Kong	20 000	4.7%	4.1%
Japan	12 400	15.9%	16.3%
South Korea / Taiwan	10 600	-2.8%	2.1%
Other Asia	17 600	26.6%	6.9%
Total Asia	60 600	11.0%	7.1%
All other markets	22 400	5.2%	12.0%
Total	477 700	-4.0%	2.6%

Global consumption declined by 4% in the second quarter compared with the same period in 2015. Release of approximately 23,000 tonnes of frozen inventory primarily from Chile into the Asian and American markets have contributed to higher consumption than supply in the quarter.

In the EU consumption declined by 4% in the quarter. The EU market continued to demonstrate good demand growth across several countries. Despite a volume decline, the value increase of salmon continues in key markets such as UK, Germany and Southern Europe. In Russia, consumption decreased by 47% compared to the second quarter of 2015 due to higher global salmon prices in general, and as sourcing from Chile became increasingly challenged by the higher paying fresh US market.

In the US consumption increased by 1% compared with the same quarter in 2015. In value terms the US market is growing at healthy rates as prices increased substantially in the quarter. The inflow growth of large sized fresh European salmon to the US market continues. Available salmon from Chile, however, were lower due to strike. Brazil experienced the same headwind as the US in terms of lack of Chilean salmon.

Consumption in the Asian market increased by 11% in the quarter compared to the same period last year, as the availability of large sized fresh salmon was higher. Thailand in particular experienced positive consumption developments.

Source: Kontali and Marine Harvest

© Marine Harvest Group	7

Q2|2016

Marine Harvest
Geographic market presence
Total salmon revenues in the second quarter were distributed as shown in the graph below. Europe is by far the largest market for Marine Harvest’s salmon with 69% of the total revenues (72%). France, Germany and UK are the main markets for our products. As a result of the ban on import of salmon from most European production countries, our sales to Russia originate from the Faroe Islands.
Sales by product
The Group’s main species is Atlantic salmon. The sales revenue distribution across products was as follows in the second quarter:
Fresh whole salmon represented 43% of total sales revenues (46%), while fresh smoked salmon and fresh and frozen elaborated salmon combined accounted for 45% (43%). The share of smoked and elaborated products decreased somewhat from the first quarter of 2016, as the first quarter included Easter, which traditionally is a season with increased demand for our smoked and elaborated products. However, the share of smoked and elaborated products increased compared to the second quarter of 2015, with positive effects from improved operational efficiency and introduction of new products.

Branding and product development efforts
In the second quarter we continued our effort to further develop existing brands, including Ducktrap and Mowi. Ducktrap River of Maine, our smoked seafood facility in the US, continues to expand business and strengthen its market position as a leader in the US smoked seafood category. The Ducktrap brand remains a trusted, well-recognized and preferred brand among discerning customers and chefs in the US, with 15% average annual growth in the last four and a half years.

Our premium brand, Mowi continued the positive development in the Asian market with volume growth of 49% compared to the second quarter of 2015. In May 2016, three smoked Mowi salmon products were recognized for their superior quality and taste with Gold Medals by Monde Selection. The Monde Selection quality labels are awarded by an independent professional jury, including Michelin starred chefs. Over 3 000 products from more than 80 different countries are judged each year.

Price achievement
Prices in the European market were significantly higher than in the second quarter of 2015 due to strong demand and lower volumes available for harvest. Supply contraction contributed to higher prices in Americas in the second quarter. Sales in the second quarter of 2015 were also affected by the market disruptions caused by the Russian ban on salmon of Norwegian and Scottish origin starting in August 2014.

© Marine Harvest Group	8

Q2|2016

* Price achievement to the five farming units, Norway, Scotland, Canada, Chile and Faroes.

The reference price was 54% higher in the second quarter of 2016 compared to the second quarter of 2015. The combined global price achieved was 13% below the reference price in the period. In the second quarter of 2015, the global price achieved was 6% above the reference price. Contribution from contracts relative to the reference price was positive in the second quarter of 2015, but negative in the second quarter of 2016.

Markets
Q2 2016	Norwegian	Scottish	Canadian	Chilean
Contract share	52%	69%	0%	23%
Quality - superior share	92%	95%	90%	90%
Price achievement	83%	83%	99%	105%
The average price achievement is measured vs reference prices in all markets (NASDAQ for Norwegian and Faroese, derived NASDAQ (NASDAQ + EUR 0.40) for Scottish salmon, and Urner Barry for Chilean and Canadian salmon).
The ambition over time is to exceed the relevant reference price in all markets.

© Marine Harvest Group	9

Q2|2016

PROFIT - OPERATIONAL PERFORMANCE
Salmon of Norwegian origin

EUR million	Q2 2016	Q2 2015

Operational EBIT	113.9	77.9
EBIT	153.4	28.4

Harvest volume (GWT)	53 743	64 036

Operational EBIT per kg (EUR)	2.12	1.22
- of which Feed	0.06	0.05
- of which Markets	0.18	0.10
- of which Consumer Products	-0.03	0.08

Exceptional items incl in op. EBIT	-18.7	-15.6
Exceptional items per kg (EUR)	-0.35	-0.24

Price achievement/reference price	83%	105%
Contract share	52%	33%
Superior share	92%	90%

Financial results
Operational EBIT amounted to EUR 113.9 million (EUR 77.9 million) in the second quarter, which was 2.12 EUR per kg (EUR 1.22). The profitability of the four Norwegian regions showed significant variation in the second quarter with EUR 0.98 per kg separating the best performing region (Region North) from the lowest performing region (Region Mid). This is due to high biological costs as a consequence of a lower performing generation of fish harvested in the quarter. Spot prices in the second quarter were higher than in the corresponding period in 2015. However, a higher contract share, and cost increase driven by higher feed and lice mitigation costs, partially offset the effect of significantly increased spot prices. Exceptional items related to mortality and lice mitigation amounted to EUR 18.7 million in the second quarter (EUR 15.6 million).

Financial EBIT amounted to EUR 153.4 million (EUR 28.4 million).

Price and volume development
The reference price for Salmon of Norwegian origin increased by 56% compared to the second quarter of 2015 due to strong demand and lower supply. The average reference price in the second quarter was EUR 6.85 per kg compared to EUR 4.39 per kg in the second quarter of 2015.

Marine Harvest had a contract share of 52% for salmon of Norwegian origin in the second quarter, compared to 33% in the second quarter of 2015. The overall price achieved was 17% below the reference price in the quarter (5% above), mainly due to negative contract contribution in a market with an increasing spot price. The superior share was 92% (90%).

Harvested volume in the second quarter was 53 743 tonnes gutted weight (64 036 tonnes gutted weight). The volume available for harvest was lower than in the second quarter of 2015 due to advanced harvest in 2015 caused by biological challenges and lower production following reduced feeding appetite and reduced feeding in connection with lice treatments.

© Marine Harvest Group	10

Q2|2016

Costs and operations
The biological cost of harvested fish increased by 20% compared to the second quarter of 2015. The cost of feed per kg harvested salmon was up by 12% compared to the corresponding quarter in 2015 as a result of increased feed conversion rate and increased price of feed. As in previous periods, sea lice mitigation costs have been high for the harvested generation. The health cost per kg salmon harvested in the second quarter of 2016 increased by 78% compared to the corresponding quarter in 2015. The estimated exceptional cost related to sea lice mitigation and losses amounted to EUR 17.7 million (EUR 14.7 million) in the second quarter of 2016. Per kg harvested, exceptional sea lice mitigation costs amounted to EUR 0.33 (EUR 0.23) in the quarter.

Incident based mortality losses in the amount of EUR 1.5 million were recognized in the quarter, of which EUR 0.5 million is included in the cost of lice mitigation and losses above. Losses from incident based mortality in the second quarter of 2015 were EUR 2.6 million.

The primary challenge for the Norwegian farming operations continues to be sea lice, and substantial effort is put in to mitigate and solve the challenge.

The cost development is concerning, and we expect high costs also in the third quarter of 2016 for Marine Harvest Norway. In addition, ISA outbreak in Region North in the third quarter is expected to negatively impact Operational EBIT by approximately EUR 8 million.

© Marine Harvest Group	11

Q2|2016

Salmon of Norwegian origin by region

Regions	South	West	Mid	North	Total
EUR million	Q2 2016	Q2 2016	Q2 2016	Q2 2016	Q2 2016

Operational EBIT	32.9	23.7	18.3	38.9	113.9

Harvest volume (GWT)	14 798	11 665	11 837	15 443	53 743

Operational EBIT per kg (EUR)	2.22	2.03	1.54	2.52	2.12

Superior share	94%	95%	92%	89%	92%

Regions	South	West	Mid	North	Total
EUR million	Q2 2015	Q2 2015	Q2 2015	Q2 2015	Q2 2015

Operational EBIT	18.0	20.4	18.2	21.3	77.9

Harvest volume (GWT)	14 998	16 142	16 308	16 588	64 036

Operational EBIT per kg (EUR)	1.20	1.27	1.11	1.28	1.22

Superior share	92%	95%	83%	91%	90%

Region South

•	Operational EBIT was EUR 32.9 million in the second quarter (EUR 18.0 million), or EUR 2.22 per kg (EUR 1.20).

•	Biological costs per kg harvested fish in the second quarter increased from the comparable quarter in 2015 due to 15% increase in feed costs and 56% increase in lice mitigation and treatment costs.

•	Results in Region South in the first half of 2016 have been affected by a high number of poor performers. The last fish of the poor performing generation was harvested in the beginning of June.

•	Volume harvested was 14 798 tonnes gutted weight (14 998 tonnes).

•	There was no incident based mortality in the second quarter of 2016.

•	Seawater production was higher than the comparable quarter in 2015 due to higher smolt stocking.

•	Sea lice levels increased during the quarter. Non-medicinal lice treatment tools are expected to provide better control and increase survival during treatments.

Region West

•	Operational EBIT was EUR 23.7 million in the second quarter (EUR 20.4 million), or EUR 2.03 per kg (EUR 1.27).

•	Biological costs per kg harvested fish in the second quarter increased from the comparable quarter in 2015 due to 16% increase in feed costs and 37% increase in lice mitigation and treatment costs.

•	Sea lice level at the end of the quarter was lower than at the end of the comparable quarter last year.

•	Volume harvested was 11 665 tonnes gutted weight (16 142 tonnes). The volume decrease contributed to increased non-seawater cost per kg (scale effects).

•	Incident based mortality in the amount of EUR 0.3 million was recognized in the quarter due to lice treatment losses.

•	Seawater production was higher than the comparable quarter in 2015 due to more biomass in sea.

•
Corrective measures will be taken in order to reduce lice challenges and mortality losses relating to treatments, including increased use of non-medicinal lice treatment tools and lice prevention measures.

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Q2|2016

Region Mid

•	Operational EBIT was EUR 18.3 million in the second quarter (EUR 18.2 million), or EUR 1.54 per kg (EUR 1.11).

•
The cost per kg harvested fish was very high in the quarter due to particularly high health costs. Health costs were more than twice as high as in the second quarter in 2015. This is a consequence of high lice mitigation and treatment costs as well as advanced harvesting to mitigate risk. In addition, feed costs increased by 11% compared to the second quarter of 2015.

•	Volume harvested was 11 837 tonnes gutted weight (16 308 tonnes). The volume reduction contributed to increased non-seawater cost per kg (scale effects).

•	Incident based mortality in the amount of EUR 0.5 million was recognized in the quarter mainly due to lice treatment losses.

•	Seawater production was lower than the comparable quarter in 2015 due to advanced harvesting and reduced feeding in relation to lice treatments.

•
Sea lice level at the end of the quarter was lower than at the end of the comparable quarter last year. However, sea lice remains a significant challenge, and we continue our efforts to keep adult females at target levels. We have increased the use of non-medicinal lice treatment tools to be prepared for the autumn.

Region North

•
The best performing region in Marine Harvest Norway in the second quarter of 2016 measured in Operational EBIT per kg. Operational EBIT was EUR 38.9 million in the second quarter (EUR 21.3 million), or EUR 2.52 per kg (EUR 1.28).

•
Biological costs per kg harvested fish in the second quarter increased from the comparable quarter in 2015 due to 6% increase in feed costs and almost a doubling of lice mitigation and treatment costs. However, of the Norwegian regions, only Region South has lower lice mitigation and treatment costs per kg than Region North.

•
Non-medicinal lice treatment tools combined with our sea lice strategy have contributed to the improved fish health situation in the region, but we see somewhat higher lice levels than in the corresponding quarter last year.

•	Volume harvested was 15 443 tonnes gutted weight (16 588 tonnes). The volume decrease contributed to increased non-seawater cost per kg (scale effects).

•	Incident mortality in the amount of EUR 0.7 million was recognized in the quarter due to outbreak of HSMI disease.

•	Seawater production was at the same level as in the comparable quarter in 2015.

© Marine Harvest Group	13

Q2|2016

Salmon of Scottish origin

EUR million	Q2 2016	Q2 2015

Operational EBIT	5.0	7.9
EBIT	12.4	-2.3

Harvest volume (GWT)	10 809	12 351

Operational EBIT per kg (EUR)	0.47	0.64
- of which Markets	0.28	0.30
- of which Consumer Products	-0.35	0.03

Exceptional items incl in op. EBIT	0.0	-0.4
Exceptional items per kg (EUR)	0.00	-0.03

Price achievement/reference price	83%	117%
Contract share	69%	45%
Superior share	95%	96%

Financial results
Operational EBIT amounted to EUR 5.0 million in the second quarter (EUR 7.9 million), which was EUR 0.47 per kg (EUR 0.64). Operational EBIT is negatively affected by allocated losses from the Rosyth processing operation in the amount of EUR 3.5 million. Adjusted for aforementioned losses, Operational EBIT is EUR 0.79 per kg in the second quarter of 2016 (EUR 0.64).

Financial EBIT amounted to EUR 12.4 million (EUR -2.3 million).

Price and volume development
The reference price in local currency was up by approximately 45% in the second quarter of 2016 compared to the second quarter of 2015. This is due to strong demand and lower supply.

Price achievement for salmon of Scottish origin relative to the reference price is impacted by negative margin on sales from the Rosyth processing plant. Adjusted for this, price achievement is 88%. High contract share for the quarter negatively impacted the price achievement for the second quarter compared to spot prices. In addition, size distribution had an adverse effect on price achievement for spot sales, with lower average harvest weight than in the second quarter of 2015. In the second quarter of 2015, contract contribution was positive in a market with falling reference price.

The second quarter harvest volume was 10 809 tonnes gutted weight which is a decrease from the corresponding quarter in 2015 (12 351 tonnes). Harvest volumes in the second quarter of 2016 were negatively impacted by health issues in the fourth quarter of 2015, advanced harvest in the first quarter of 2016, high mortality and poor growth.

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Q2|2016

Costs and operations
Biological challenges contributed to a 20% increase in biological costs per kg harvested in the second quarter of 2016 compared to the corresponding quarter in 2015. This is mainly caused by increased health and feed costs in the second quarter of 2016. Other seawater costs have also increased due to negative scale effects.

Non-seawater costs per kg harvested decreased in the second quarter of 2016 compared to the second quarter of 2015 due to lower costs related to incident based mortality. No costs related to incident based mortality was recognized in the quarter (EUR 0.4 million).

Prior biological challenges continue to contribute to a high cost level for salmon of Scottish origin. The recent weakening of GBP towards the NOK, intensified by the UK's EU referendum, is expected to have positive market effects. The ongoing restructuring process, as described in the report for the first quarter of 2016, proceeds as planned. The process aims to make Marine Harvest Farming Scotland more streamlined and cost-efficient. However, we expect high costs also in the third quarter of 2016.

© Marine Harvest Group	15

Q2|2016

Salmon of Canadian origin

EUR million	Q2 2016	Q2 2015

Operational EBIT	27.4	3.0
EBIT	15.9	-0.7

Harvest volume (GWT)	11 745	11 583

Operational EBIT per kg (EUR)	2.34	0.26
- of which Markets	0.08	0.10
- of which Consumer Products	0.00	0.00

Exceptional items incl in op. EBIT	0.0	-0.4
Exceptional items per kg (EUR)	0.00	-0.03

Price achievement/reference price	99%	100%
Contract share	0%	0%
Superior share	90%	91%

Financial results
Operational EBIT amounted to EUR 27.4 million in the second quarter (EUR 3.0 million), which was EUR 2.34 per kg (EUR 0.26). The increase in Operational EBIT compared to the second quarter of 2015 is mainly due to improved spot market prices and strengthening of the market currency.

Financial EBIT amounted to EUR 15.9 million (EUR -0.7 million).

Price and volume development
The North American market for fresh whole Canadian salmon remained strong in the second quarter due to low export volumes from the Chilean market into the US. The average price per lb gutted weight (Urner Barry 10-12 lb) was USD 3.32 per lb, compared to USD 2.29 in the second quarter of 2015.
Prices decreased temporarily following the termination of the fishermen's blockade of Chiloe Island and subsequent release of backlog harvest into the market. When the harvest surplus was absorbed, prices increased at the end of the second quarter.

Price achievement in the second quarter was 1% below the reference price (price achievement was at the reference price in the second quarter of 2015). There were no contracts for salmon of Canadian origin in the second quarter of 2016 or 2015. The superior share was 90% in the quarter (91%).

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Q2|2016

Harvested volume was 11 745 tonnes gutted weight in the second quarter, a small increase from the comparable quarter last year (11 583 tonnes). Production has been at the same level as in the second quarter of 2015.

Costs and operations
Biological costs per kg salmon harvested in the quarter increased by 7% compared to the second quarter of 2015. Higher feed costs and health costs are the main drivers for the increase. However, health costs remain significantly lower per kg harvested than in Norway and Scotland. No incident-based mortality is reported in the quarter (EUR 0.4 million).
We expect higher costs in the third quarter of 2016.

© Marine Harvest Group	17

Q2|2016

Salmon of Chilean origin

EUR million	Q2 2016	Q2 2015

Operational EBIT	-1.6	-7.0
EBIT	-12.7	-32.0

Harvest volume (GWT)	7 076	13 240

Operational EBIT per kg (EUR)	-0.23	-0.53
- of which Markets	0.57	0.25
- of which Consumer Products	0.00	0.00

Exceptional items incl in op. EBIT	-3.8	3.1
Exceptional items per kg (EUR)	-0.54	0.23

Price achievement/reference price	105%	111%
Contract share	23%	17%
Superior share	90%	90%

Financial results
Operational EBIT amounted to EUR -1.6 million in the second quarter (EUR -7.0 million) which was EUR -0.23 per kg (EUR -0.53). Notwithstanding the strong price increase, negative effects of the algal bloom resulted in negative Operational EBIT.

Financial EBIT amounted to EUR -12.7 million (EUR -32.0 million).

Price and volume development
The Urner Barry reference price for Chilean salmon was up by 43% compared to the second quarter of 2015. This is mainly a result of lower harvesting volumes following the algal bloom.

Price achievement for Chilean salmon exceeded the reference price in the quarter. However, compared to the second quarter of 2015, price achievement is negatively impacted by the effect of lower contract contribution in a market with an increasing spot price. In addition, biological issues adversely impacted quality.

The contract share was 23% in the period, compared to 17% in the second quarter of 2015.

Harvested volume was 7 076 tonnes gutted weight in the second quarter (13 240 tonnes). The significant reduction from the comparable quarter in 2015 is a result of the algal bloom.

Costs and operations
Compared to the second quarter of 2015, costs in our Chilean operations have increased in the second quarter of 2016. Biological costs increased by 17% due to negative scale effects on costs following lower harvest volumes, as well as challenging biology.

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Q2|2016

There were no incident based mortality losses in the second quarter of 2016, but the algal bloom continues to negatively impact the results of Marine Harvest Chile. Non-seawater costs in the second quarter of 2016 include EUR 3.8 million of costs related to algal bloom. In the second quarter of 2015, net non-seawater costs were positive due to insurance coverage from the Calbuco volcano eruption.

Cost in box was USD 6.85 per kg in the second quarter of 2016. Adjusted for non-recurring costs related to algal bloom, cost in box was USD 6.24 per kg.

Restructuring process in Marine Harvest Chile
The previously announced restructuring process in Marine Harvest Chile continues as planned. In relation to this process, fixed assets have been written down by EUR 19.0 million (corresponding to USD 21.6 million) in the quarter. Additionally, a restructuring provision of EUR 2.2 million (corresponding to USD 2.5 million) has been recognized. Aforementioned costs are reported in financial EBIT in the second quarter.

© Marine Harvest Group	19

Q2|2016

Salmon of Irish origin

EUR million	Q2 2016	Q2 2015

Operational EBIT	1.3	6.2
EBIT	4.7	7.4

Harvest volume (GWT)	1 452	2 948

Operational EBIT per kg (EUR)	0.86	2.11
- of which Markets	0.00	0.00
- of which Consumer Products	-0.09	0.06

Exceptional items incl in op. EBIT	-0.2	-0.1
Exceptional items per kg (EUR)	-0.11	-0.03

Price achievement/reference price	na	na
Contract share	85%	90%
Superior share	95%	94%

Operational EBIT amounted to EUR 1.3 million in the second quarter (EUR 6.2 million), which was EUR 0.86 per kg (EUR 2.11 per kg). Achieved prices were 3% higher in the second quarter of 2016 than in the second quarter of 2015.

Financial EBIT amounted to EUR 4.7 million (EUR 7.4 million).

The effects of very challenging weather conditions, hampered feeding and biological challenges from the first quarter continue to impact costs. Compared to the second quarter of 2015, biological costs increased by 12%. Harvest volume was 1 452 tonnes gutted weight (2 948 tonnes).

Incident based mortality of EUR 0.2 million was recognized in the second quarter of 2016 (no incident based mortality in the corresponding quarter of 2015).

Salmon of Faroese origin

EUR million	Q2 2016	Q2 2015

Operational EBIT	5.7	0
EBIT	10.8	0.8

Harvest volume (GWT)	2 334	0

Operational EBIT per kg (EUR)	2.46	0.00
- of which Markets	0.05	0.00
- of which Consumer Products	0.00	0.00

Exceptional items incl in op. EBIT	-0.3	0.0
Exceptional items per kg (EUR)	-0.11	0.00

Price achievement/reference price	92%	0%
Contract share	0%	0%
Superior share	84%	0%

Operational EBIT amounted to EUR 5.7 million (EUR 0.0 million), which was EUR 2.46 per kg. There was no harvesting in the first three quarters of 2015.

Financial EBIT amounted to EUR 10.8 million (EUR 0.8 million).

The majority of the harvested salmon in the second quarter of 2016 was sold to Russia, USA and China. High prices in other markets, such as the EU, have reduced the premium of selling to the former mentioned markets.

Full cost for the harvested fish is at the same level as in the first quarter.

In 2016, a fee on harvesting revenue has been applied by the authorities in the Faroe Islands. In the second quarter of 2016, the fee negatively impacted Operational EBIT by EUR 0.7 million.

© Marine Harvest Group	20

Q2|2016

Consumer Products

EUR million	Q2 2016	Q2 2015

Operating revenues	325.1	264.4

Operational EBIT	-4.8	5.5
Operational EBIT %	-1.5%	2.1%
EBIT	-9.4	1.3

Volume sold (tonnes product weight)	30 457	25 541

Exceptional items	0.0	0.0

Volume share salmon	78%	73%
Revenue share salmon	80%	77%

Please note that the Operational EBIT for salmon in Consumer Products is also included in the results per country of origin.

Financial results
Operational EBIT for Consumer Products was EUR -4.8 million (EUR 5.5 million). The Operational EBIT margin was -1.5% (2.1%). The significant increase in raw material prices adversely impacted earnings in Consumer Products. In addition, Operational EBIT in the second quarter of 2016 was negatively impacted by losses in our plant in Rosyth of EUR 3.5 million.

Financial EBIT amounted to EUR (9.4) million (EUR 1.3 million).

For our Fresh operations in Benelux, Operational EBIT increased somewhat compared to the second quarter of 2015 mainly as a result of improved factory performance. Our Fresh operations in France were adversely impacted by increased raw material prices. The negative performance of our Rosyth processing plant in Scotland also significantly impacted Operational EBIT for our Fresh operations.

For our Chilled operations, the negative development of raw material prices in 2016 more than offsets the effect of improved factory performance of our main plants.

Price and volume development
Consumer Products’ operating revenues were EUR 325.1 million (EUR 264.4 million). As for the first quarter, average price achieved per sold volume in the second quarter increased compared to the corresponding quarter in 2015 for both our Chilled and Fresh operations.

Total volume sold in the second quarter of 2016 was 30 457 tonnes product weight, which is an increase of 19% compared to the second quarter of 2015. The volume has increased for both Fresh and Chilled sales. Salmon sales volume increased by 33%, and salmon’s share was 78% (73%).

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Q2|2016

We are experiencing good growth in the German, Benelux and South European markets. In the UK, we are experiencing strong growth due to full range production for a major retail customer. We continue our efforts to grow sales through the introduction of new products and through cross-selling of existing products. The French salmon market continues to be challenging.

Costs and operations
As the increase in raw material prices more than offsets the increase in achieved prices per sold volume, both our Chilled operations and Fresh operations were loss-making in the second quarter.

Consumer Products	Q2 2016
EUR million	Fresh	Chilled	Total
Volume sold (tonnes prod wt)	13 902	16 555	30 457
Operational EBIT	-3.0	-1.9	-4.8
Operational EBIT per kg (EUR)	-0.21	-0.11	-0.16

Consumer Products	Q2 2015
EUR million	Fresh	Chilled	Total
Volume sold (tonnes prod wt)	9 513	16 028	25 541
Operational EBIT	1.6	3.9	5.5
Operational EBIT per kg (EUR)	0.17	0.24	0.22

Losses in the Rosyth entity in the second quarter were EUR 3.5 million (loss of EUR 1.3 million), or EUR 0.5 million better than guided in the report for the first quarter. Measures to improve efficiency and yield have started to take effect. We are aiming for break-even results for the third quarter of 2016.

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Q2|2016

Feed

EUR million	Q2 2016	Q2 2015

Operating revenues	69.4	58.4

Operational EBIT	3.3	3.1
Operational EBIT %	4.7%	5.3%
EBIT	3.4	1.5

Feed sold volume	55 956	47 608
Feed produced volume	74 821	58 189

Exceptional items	0	0

Please note that the Operational EBIT for Feed is also included in the results per country of origin (currently only Norway).

Financial results
Operational EBIT was EUR 3.3 million (EUR 3.1 million) in the second quarter of 2016. The Operational EBIT margin was 4.7% (5.3%).

Financial EBIT amounted to EUR 3.4 million (EUR 1.5 million).

Price and volume development
Operating revenues were EUR 69.4 million in the second quarter (EUR 58.4 million). Volumes sold in the second quarter were 55 956 tonnes, compared to 47 608 tonnes in the second quarter of 2015.

Volumes sold in the second quarter accounted for 85% of total feed delivered in our Norwegian farming operations in the second quarter of 2016 (83% in the second quarter of 2015).

The volume increase from the second quarter of 2015 is mainly a result of improved operational efficiency and discontinued third party feed supply.

We continue our efficiency improvement projects and our latest plant upgrades are expected to result in a volume increase which would take the production capacity of the Bjugn plant to approximately 320 000 tonnes per year.

Feed prices are set at market terms and benchmarked against third parties. As the largest buyer of salmon feed globally, we are able to efficiently benchmark our own feed towards third party suppliers both with regards to price and quality.

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Q2|2016

Costs and operations
Costs in the second quarter have been negatively impacted by increased raw material prices. The fish meal and oil market has been affected by uncertainty regarding the Peruvian fishing quota for 2016. We continue to source alternatives where suitable. Other operating costs have been stable compared to the second quarter of 2015.

Quality improved in the second quarter compared to the first quarter of 2016, with no significant claims costs. The Norwegian Food Safety Authority performed a successful first audit of the factory in the second quarter.

Given the significant increase in fish feed self-sufficiency, we target further reduction in the third party share of feed going forward. We continue our production of smolt and broodstock diets to reduce the dependency on third party feed purchases in this area.

The location for our new feed plant in Kyleakin, Scotland has been secured, with planning application expected to be submitted in the third quarter of 2016.

© Marine Harvest Group	24

Q2|2016

PEOPLE - SAFE AND MEANINGFUL JOBS
The safety, self-respect and personal pride of our employees cannot be compromised if Marine Harvest is to succeed as a company and maintain good relationships with local communities.

Employee Health and Safety
In the second quarter, the Group recorded 45 Lost Time Incidents (LTIs), which is a decrease from 74 in the second quarter of 2015. Measured in LTIs per million hours worked (rolling average), the figure is 9.93 (12.00). Absenteeism increased to 5.2% in the second quarter of 2016 from 4.7% in the same quarter in 2015.

GUIDING PRINCIPLE - ISSUE	AMBITION	Q2 2016 Achievement
Safe jobs	No lost time incidents (LTI)	LTIs per million hours worked was 9.93. Programs are in place to reduce the number.

Healthy working environment	Absenteeism < 4%	Absenteeism of 5.2% in the quarter.

PRODUCT - TASTY AND HEALTHY SEAFOOD
We aim to continually deliver healthy, tasty and responsibly produced seafood to our customers to deliver long-term financial profitability.

Consumer Products in Europe
In the second quarter, Marine Harvest Consumer Products launched its first complete product catalog. The catalog provides a taste of the extensive range of retail and food service products offered by the companies in our European value added operations. The catalog presents the unique character of our Consumer Products operations. It tells the story of how our close customer contact, knowledgeable and resourceful people and versatile equipment in the plants we operate, contribute to bring a constant stream of product innovations to the market. Our innovation is not limited to product innovation, but also includes new ideas in processing, preparation and packaging – all in an effort to make fish more attractive and convenient for the consumers.

By presenting a taste of our complete selection in one catalog, our customers have become more aware of our wide range and capabilities, which has contributed to increased overall sales and increased cross-selling of Marine Harvest products across markets. The complete catalog is available upon request.

Our branding efforts continue
Laschinger
Laschinger, our award winning brand for the German, Austrian and Swiss markets, continues the positive development, reporting double digit growth compared to last year for many products. Our most successful product, Hot smoked salmon, displays continuous sales growth and in the second quarter it was up 10 % compared to 2015. Fresh products such as BBQ salmon and salmon portions were also displaying significant growth compared to last year in the second quarter.
Weekly promotional activities drive our development in these markets.

Ducktrap
Ducktrap River of Maine, our smoked seafood facility in the US, continues to expand business and strengthen its market position as a leader in the US smoked seafood category. The Ducktrap brand remains a trusted, well-recognized and preferred brand among discerning customers and chefs in the US, with 15% average annual growth in the last four and a half years.

Rebel Fish
We continued our efforts to grow Rebel Fish in the second quarter. The Rebel Fish packaging has undergone a makeover, with a positive effect on the sale of the product.

Skin-packed products in the US
Our fresh skin-packed products in the US market continue the positive development with a growth of almost 15% compared to the first quarter of 2016. Second quarter sales were approximately 1 520 tonnes product weight for all species.

Mowi
In the second quarter, our premium brand Mowi, continued the positive development in the Asian market, with volume growth of 49% compared to the second quarter of 2015. In May 2016, three smoked Mowi salmon products were recognized for their superior quality and taste with Gold Medals by Monde Selection. The Monde Selection quality labels are awarded by a totally independent professional jury, including Michelin starred chefs, members of the French Culinary Academy, university lecturers and nutrition and health consultants. Over 3 000 products from more than 80 different countries are judged each year.

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Q2|2016

GUIDING PRINCIPLE - ISSUE	AMBITION	Q2 2016 Achievement
Food quality and safety	Supply seafood with valuable health benefits for its quality and documented safety	Health targets met

Product innovation	Marine Harvest wants to play an important role in the design and use of products to satisfy customer needs	Continuous effort with existing brands.

© Marine Harvest Group	26

Q2|2016

PLANET - SUSTAINABLE AND RESPONSIBLE DEVELOPMENT

Our operations and long-term profitability ultimately depend on sustainable and environmentally responsible interactions with the natural environment. We rely on qualified personnel to maintain fish health, avoid escapes and minimize the environmental impact of our operations.

Escape prevention
Marine Harvest has a target of zero fish escapes and is constantly striving to prevent escapes and improve methods, equipment and procedures that can minimize or eliminate escapes. Unfortunately, there was 1 escape incident in the second quarter. The incident, which occurred in Norway region North, was connected to washing of net pens and the estimated number of escaped fish was 30 (52 000 in the second quarter of 2015, of which 36 000 was in Norway). Remediating actions have been taken. There were no escape incidents in our other units (second quarter of 2015: 16 000 escaped fish in Scotland).

Fish health
Pancreas Disease (PD): 1 new site was diagnosed with PD in Norway in the second quarter, compared to 4 in the second quarter of 2015. There were no new sites diagnosed with PD in Scotland or Ireland in the second quarter of 2016 (one site in Ireland in the second quarter of 2015). PD was a cause of reduced survival in Norway, Scotland and Ireland in the second quarter.

Amoebic Gill Disease (AGD): High presence of a microscopic amoeba named Paramoeba perurans can cause AGD, with elevated mortality and reduced performance. Since 2013, the amoeba has also been found in Norway. The presence of the amoeba increases with higher seawater temperatures. Treatments were carried out in several of our farming entities. Marine Harvest's fish health teams and seawater production departments take immediate action when AGD appears.

Infectious Salmon Anaemia (ISA): In the second quarter of 2016, 1 new ISA case was confirmed in our Norwegian operations. Our monitoring and surveillance continues and we maintain strict measures to immediately harvest out sites with ISA.

Lice management
Marine Harvest actively works to reduce the sea lice load in all farming units. Canada, Ireland, Faroes and regions West and Mid in Norway reported lower sea lice levels at the end of the second quarter of 2016 compared to the end of the second quarter of 2015. Scotland and Chile (and to a lesser extent Regions South and North in Norway) reported increases compared to the second quarter of 2015.

Extensive commercial testing of non-medicinal tools and approaches continues in collaboration between Marine Harvest's Global R&D and Technical department and operating units.

SRS a growing concern for salmon farming in Chile
Salmonid Rickettsial Septicaemia (SRS) is caused by an intracellular bacterium. It occurs mainly in Chile and over the recent months we have seen a significant increase in the need for treatment. SRS is treated using licensed antibiotics and is the primary reason for our use of antibiotics in our operations. In the second quarter, treatment was carried out at several sites in Chile. SRS is currently a major biological concern in Chilean salmon farming. A new vaccine was launched in the first quarter. The industry has positive expectations, but the effect under commercial conditions is still to be verified.

Medicine use
Marine Harvest focuses on preventing the development and spread of infectious diseases. If fish get infected, they are treated with approved medicines. In the second quarter, our use of antibiotics was 47 grams per ton biomass compared to 67 grams per ton in the second quarter of 2015.

Additional farms ASC certified
In 2013, we announced our commitment to have 100% of our farms ASC certified by 2020. As of the close of the second quarter of 2016 we had 47 sites certified (36 in Norway, 3 in Chile, 3 in Ireland, 3 in Canada and 2 in Scotland). 31% of our active farms were certified as of the close of the second quarter. The corresponding figure for our active farms in Norway is 45%.

Several additional sites have been audited and are expected to be certified in 2016. Marine Harvest is taking the lead in ASC implementation and we are committed to demonstrate an environmentally responsible development in our organization.

For further information regarding sustainability and biological risk management, reference is made to the 2015 Annual Report.

© Marine Harvest Group	27

Q2|2016

GUIDING PRINCIPLE - ISSUE	AMBITION	Q2 2016 Achievement
Ensure sustainable wild-farmed interaction in the farming activity	Zero escapes	One escape incident and approximately 30 fish lost (five incidents with 52 000 fish lost in the second quarter of 2015)

Ensure healthy stocks minimizing diseases and losses in the farming activities	Monthly survival rate of at least 99.5% within 2020	Average survival rate in the quarter of 98.9% (same as in the second quarter of 2015)

© Marine Harvest Group	28

Q2|2016

EVENTS DURING AND AFTER THE CLOSE OF THE QUARTER
Divestment of shares in Grieg Seafood
On May 18, Marine Harvest sold its 28.8 million shares in Grieg Seafood with a realized gain of EUR 54.8 million. Please refer to note 7 for more information.
Divestment of the subsidiary Sterling White Halibut
In the second quarter, Marine Harvest sold all its shares in the fully owned subsidiary Sterling White Halibut. Following the sale of the shares, Sterling White Halibut has been deconsolidated from the group's financial statements.
Marine Harvest has entered into an aquaculture shipping joint venture
On December 11 2015, Marine Harvest announced an evaluation process to expand its business activity into aquaculture vessels. The group currently charters 44 vessels with a combined cost of approximately EUR 100 million per year, making Marine Harvest the industry's largest charterer of such vessels. To this end, Marine Harvest has established an aquaculture shipping joint venture with Deep Sea Supply.

Subsequent to the establishment, the joint venture has entered into two ship building contracts. One contract is for a 3 000 m3 well boat for our Canadian farming operations at a price of NOK 225 million. The contract includes an option for three more vessels. The other contract is for a harvest vessel for our farming operations in Region South in Norway, at a price of NOK 179 million (after receiving a NOK 20 million grant from Innovation Norway). The harvest vessel will have an annual capacity to kill and transport approximately 40 000 GWT. The contract includes an option for one more vessels.

Marine Harvest has applied for 6 new development licenses in Norway
Marine Harvest has applied for six new development licenses for salmon production in a converted cargo ship in Norway, "The Ship". In total, the converted ship will have the capacity to farm approximately 950,000 salmon over a farming cycle, divided between six tanks.
To date, Marine Harvest has applied for 34 development licenses for four concepts.
Chilean authorities have introduced new regulations
In June, the Chilean Undersecretary for Fisheries and Aquaculture introduced amendments in regulations for salmon fish farming in Chile. The new regulations include a set of complex rules on both neighborhood and site level regarding sanitary conditions based on mortality, smolt transfer and environmental impact. Further, through a matrix of scores a maximum stocking density is determined. Marine Harvest Chile has opposed the new regulations. Even though Marine Harvest Chile has advocated for improved regulations of the Chilean fish farming industry for a long time, Marine Harvest Chile considers the new regulations to have major deficiencies. Among other things, the amendments are expected to increase costs and make the Chilean salmon industry less competitive in the global salmon market. In addition, the regulations may undermine and disadvantage the sustainability of salmon farming in Chile. All of the details of the new regulations in Chile are not determined yet and shall be presented to the Chilean salmon industry in the coming months. The details of the regulations are expected to be determined and implemented next year.
Accordingly, Marine Harvest Chile has terminated its membership in SalmonChile over the cited disagreement on regulations. Marine Harvest Chile will continue to advocate for a regulatory framework in Chile similar to the Norwegian regulatory framework, i.e. a separation of licenses and locations, capped biomass on total number of licenses and a system of "traffic lights" to determine growth.
Amendment in regulations of Maximum Allowed Biomass (MAB) in Norway
In June, the Norwegian Ministry of Fisheries announced an amendment in regulations of Maximum Allowed Biomass (MAB). The new regulations enable fish farmers to apply for increased MAB in certain periods of the year, offset by a corresponding decrease in other periods. Fee per license is NOK 1.5 million (EUR 0.16 million).
This system of flexible MAB is a pilot scheme expiring year-end 2019. The application deadline is September 1 2016, and Marine Harvest Norway is yet to decide whether or not it will apply.
Norwegian regulations and future growth
In March 2015, a White Paper on Aquaculture was released. The Norwegian Ministry of Fisheries has now issued a proposal through a general hearing process for such new regulations to be implemented. Future growth shall be governed through a traffic light signal based on environmental indicators. The proposal also suggests to divide the Norwegian coast line into 12 different production areas. Deadline for submitting input to the hearing process is September 21 2016. Marine Harvest will give its feedback within the set timeframe.

Capital Markets Day
On 1-2 June, Marine Harvest held a Capital Markets Day. Please refer to www.marineharvest.com for presentation material.

Marine Harvest launched the 2016 Industry Handbook
In June, Marine Harvest launched the 2016 version of the Industry Handbook. Please refer to www.marineharvest.com for details.
Annual General Meeting
The Annual General Meeting (AGM) in Marine Harvest ASA was held on June 9 2016. Please refer to the protocols available on www.marineharvest.com for details.

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Q2|2016

Lisbet K. Nærø was elected as Deputy Chair of the Board, replacing Leif Frode Onarheim. Paul Mulligan, Jean-Pierre Bienfait and Birgitte Ringstad Vartdal were elected as new Board members. Heléne Vibbleus left the Board. Unni Sværen replaced Kjellaug Samland as employee representative in the Board. The Board wishes to thank the outgoing Directors for their contributions.
The following Directors have been appointed by the Board as members of the Audit Commitee: Birgitte Ringstad Vartdal (Chair), Lisbet K. Nærø and Cecilie Fredriksen.
Dividend of NOK 3.20 per share
The Board of Directors has decided to pay out a quarterly dividend of NOK 3.20 per share, of which NOK 1.10 is related to divestment of shares in Grieg Seafood, to the shareholders in the form of repayment of paid in capital.

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OUTLOOK STATEMENT FROM THE BOARD OF DIRECTORS

The quarterly operational result was a new record for Marine Harvest. Unprecedented high salmon prices due to strong demand and reduced supply were the main drivers for the positive result. The Board is very pleased to see the strong demand response in the market and the continued price resilience. Farming results in Norway, taking into account the high contract share, and Canada were particularly encouraging. Comparatively, Marine Harvest Chile suffered from low volumes and high cost. The high raw material prices were negatively impacting the Consumer Products business unit and this led to a loss in the quarter.
Marine Harvest Norway delivered an impressive result despite lower harvest volumes compared to the same quarter last year. Significant regional differences were seen in earnings in the period; Region North’s EBIT/kg of EUR 2.52 was the best whereas Region Mid delivered EUR 1.54/kg. Although Region North is facing some challenges related to ISA in two sites, biological performance has improved in general, as non-medicinal lice treatment tools are becoming more effective in this region. Operating results in Region Mid were negatively impacted by low volumes and high lice mitigation and treatment costs. All regions in Norway continue the efforts of keeping adult female sea lice at target levels and the company continues to increase the use of non-medicinal lice treatment tools.
Notwithstanding the price surge in Scotland, the business unit’s high contract share and high cost put pressure on earnings in the second quarter. However, the ongoing restructuring process is progressing and the Board expects operational performance to improve. The Canadian operations delivered once again very good results. Favorable biological performance, steady operations and a surging spot market contributed to healthy profits. In Chile the operational performance continues to be negatively impacted by the algal bloom earlier this year. Declining volumes and high production cost are not sustainable. The Board believes that the recently announced new proposed regulations will not solve the industry challenges. Hence, the Board believes that the company should continue to promote the Norwegian biomass regulations which have shown to work over time.
Despite all time high salmon prices, farming costs have become unacceptably high and the cost trend is not satisfactory. The Board promotes the utmost focus on cost reduction throughout the organization and supports new methods and innovative solutions to combat the cost escalation. The Board believes that Marine Harvest has the right people, passion and organizational culture to succeed. Coupled with new farming concepts and equipment, the Board is optimistic that such efforts will eventually drive down operational costs. Accordingly, Marine Harvest has submitted applications for 34 development licenses in Norway comprising four different concepts.

Financial performance within Consumer Products is currently hampered by high raw material prices. However, underlying efficiency improvements across many of the processing sites continue and key performance indicators are showing improved figures. Operations at Rosyth were still loss making in the second quarter but improving and on track to reach break even results.

The market demand is impressive and several consumer markets continue to grow. In key markets such as UK, Germany and Southern Europe the favorable development continues. Product offerings of convenient and tasty fresh salmon are reaching more and more consumers and penetration rates are encouraging. Market conditions in France, however, are increasingly difficult as a result of high salmon prices. Demand in Asia is good and consumption grew by an impressive 13% in the second quarter. However, a lack of available salmon impacts the sale of salmon in the region.
The Board is also pleased by the developments within Feed. Feed is about 50% of the cost base of salmon production, hence the Board encourages the Feed organization to continue to source alternative marine ingredients where suitable. R&D efforts are also progressing in this area, however, it will take time to develop new marine substitutes with the right EPA and DHA (omega-3) balance.
The Board is pleased to see that Marine Harvest and Deep Sea Supply have established an aquaculture shipping joint venture. The announced newbuild contracts of one well boat and one harvest vessel position Marine Harvest in the forefront of potentially changing this part of the aquaculture industry. The joint venture represents an interesting opportunity to reduce cost and at the same time improve biology.
The market balance for 2016 is expected to be tight. Kontali Analyse forecasts global supply growth to decline by approximately 6%. The magnitude of the supply contraction is the largest ever in absolute volumes. The 12 month Nasdaq forward price continues to increase to new records. The forward price for the next 12 months is currently EUR 6.4 per kg (NOK 59 per kg), up by EUR 0.5/kg in the last quarter.
A quarterly dividend of NOK 3.20 per share, of which NOK 1.10 is related to divestment of shares in Grieg Seafood, will be issued under the authorization granted by the Annual General Meeting. The dividend will be distributed in the form of repayment of paid in capital.

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SUMMARY YEAR TO DATE

•	Operational EBIT of EUR 260.9 million. Financial EBIT of EUR 373.3 million.

•	Harvest volume slightly above guidance.

•	Estimated volumes for the second half of 2016 have been reduced as a result of biological issues.

•	Unprecedented salmon prices on strong demand and reduced supply.

•	Production costs for all regions increased compared to the first half of 2015 as a result of challenging biology and higher feed costs.

•	Operational EBIT in Marine Harvest Chile impacted by exceptional items due to the algal bloom incident.

•	Initiated restructuring process for Marine Harvest Chile. Recognized impairment of fixed assets of EUR 19 million million and a restructuring provision of EUR 2.2 million in the second quarter.

•	Operational EBIT for Consumer Products negatively impacted by increased raw material prices and losses at the Rosyth plant in Scotland.

•	Divestment of all shares in Grieg Seafood with a realized gain of EUR 54.8 million.

•	Establishment of an aquaculture shipping joint venture between Marine Harvest and Deep Sea Supply.

•	Net cash flow per share of EUR 0.72, Underlying earnings per share (EPS) of EUR 0.42 and EPS of EUR 0.38

•	Return on capital employed (ROCE) 21.1%.

•	Net interest-bearing debt (NIBD) of EUR 832.4 million.

•	Dividend of NOK 3.10 per share has been paid out in 2016, as a repayment of paid in capital.

RISKS

Marine Harvest has not identified any additional risk exposure beyond the risks described in note 3 of this report and the 2015 Annual report.

Reference is also made to the Planet section and the Outlook section of this report for other comments to Marine Harvest’s risk exposure.

CONFIRMATION FROM BOARD OF DIRECTORS AND CEO

We confirm, to the best of our knowledge, that the interim financial report for the first half of 2016 has been prepared in accordance with IFRS as issued by IASB and as adopted by EU, and gives a true and fair view of the Group's consolidated assets, liabilities, financial position and result for the period. Furthermore, we confirm that the interim management report includes a fair view of the information required under the Norwegian Securities Trading Act § 5- 6, fourth paragraph.

Bergen, August 17, 2016
The Board of Directors of Marine Harvest ASA

Ole-Eirik Lerøy	Lisbet K. Nærø	Cecilie Fredriksen	Ørjan Svanevik
CHAIRMAN OF THE BOARD	DEPUTY CHAIR OF THE BOARD

Paul Mulligan	Jean-Pierre Bienfait	Birgitte Ringstad Vartdal

Lars Eirik Hestnes	Stein Mathiesen	Unni Sværen	Alf-Helge Aarskog
CHIEF EXECUTIVE OFFICER

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Forward looking statements

This report may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest’s goals and strategies, salmon prices, ability to increase or vary harvest volume, production capacity, future capital expenditures and investments and the expected returns therefrom, trends in the seafood industry, restructuring initiatives, exchange rate and interest rate fluctuations, expected research and development expenditures, business prospects and positioning with respect to market,  demographic and pricing trends, strategic initiatives, financial target (including ROCE and NIBD), planned operational expenses, product demand and trends, supply trends, expected price levels, and the effects of any extraordinary events and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest's business and results. Forward-looking statements are typically identified by words or phrases, such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may increase,” “may fluctuate,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are Marine Harvest’s current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Marine Harvest ASA’s annual report on Form 20-F for the year ended December 31, 2015, including the section captioned “Risk Factors,” contain additional information about factors that could affect actual results, including: changes to the price of salmon including the value of our biological assets; hedging risks; risks related to fish feed; economic and market risks; environmental risks; operational risks; risks related to escapes, disease and sea lice; product risks; risks related to our acquisitions; financing risks; regulation risks including relating to food safety, the aquaculture industry, processing, competition and anti-corruption; trade restriction risks; litigation risks; tax and accounting risks; strategic and competitive risks; and reputation risks. All forward-looking statements included in this report are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

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INTERIM FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Presentation currency for the Group has been changed from NOK to EUR from January 1, 2016. Please refer to Note 13 for further information.

Unaudited, in EUR million	Note	Q2 2016	Q2 2015	YTD Q2 2016	YTD Q2 2015	2015

Revenue	4	831.7	767.1	1 636.5	1 503.6	3 112.4

Cost of materials		-426.1	-429.4	-869.1	-833.3	-1 770.3
Fair value uplift on harvested fish	5	-188.9	-112.0	-355.2	-240.1	-457.6
Fair value adjustment on biological assets	5	222.9	33.4	477.3	88.2	467.7
Salaries and personnel expenses		-99.0	-99.4	-208.8	-204.4	-427.1
Other operating expenses		-118.8	-117.0	-224.0	-219.1	-443.2
Depreciation and amortization		-35.3	-35.5	-71.1	-69.9	-139.8
Onerous contract provisions		-2.2	0.9	-16.3	10.6	-0.7
Restructuring cost		-2.1	-14.6	-4.6	-14.5	-15.2
Other non-operational items		1.3	2.5	1.3	2.5	2.4
Income from associated companies		16.2	0.7	26.5	2.1	23.4
Impairment losses		-19.0	-3.2	-19.1	-3.1	-6.8

Earnings before financial items (EBIT)		180.5	-6.4	373.3	22.5	345.3

Interest expenses	7	-12.2	-9.2	-24.1	-25.8	-46.5
Net currency effects	7	-0.2	-20.1	-1.2	29.6	4.2
Other financial items	7	-78.0	39.6	-93.5	30.3	-52.9

Earnings before tax		90.0	3.8	254.4	56.7	250.1

Income taxes		-47.5	0.6	-83.9	-12.4	-91.6

Earnings for the period, continued operations		42.5	4.4	170.5	44.3	158.5

Profit from discontinued operations, net of tax		0.0	-0.1	0.0	-0.2	-0.2

Profit or loss for the period		42.5	4.3	170.5	44.1	158.3

Other comprehensive income
Change in fair value of cash flow hedges		0.0	-1.3	0.0	-2.5	-3.6
Income tax effect fair value of cash flow hedges		0.0	0.7	0.0	0.7	1.0
Currency translation differences		7.7	-21.0	10.8	53.1	-54.4
Currency translation differences non-controlling interests		0.0	0.0	0.0	0.1	0.1

Items to be reclassified to P&L in subsequent periods:		7.7	-21.6	10.8	51.3	-57.0

Actuarial gains (losses) on defined benefit plans, net of tax		0.0	0.0	0.0	0.0	-0.9
Other gains and losses in comprehensive income		3.7	-0.8	-0.1	-1.3	2.1

Items not to be reclassified to profit and loss:		3.7	-0.8	-0.1	-1.3	1.2

Other comprehensive income, net of tax		11.4	-22.5	10.7	50.1	-55.8

Total comprehensive income in the period		53.9	-18.1	181.2	94.1	102.5

Profit or loss for the period attributable to
Non-controlling interests		-0.1	0.0	-0.1	0.1	0.1
Owners of Marine Harvest ASA		42.6	4.4	170.6	44.0	158.2

Comprehensive income for the period attributable to
Non-controlling interests		-0.1	0.0	-0.1	0.1	0.1
Owners of Marine Harvest ASA		54.0	-18.1	181.3	94.0	102.4

Basic and diluted earnings per share (EUR)	8	0.09	0.01	0.38	0.10	0.36
Dividend declared and paid per share (NOK)		1.70	1.30	3.10	2.50	5.20

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CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited, in EUR million	Note	6/30/2016	3/31/2016	12/31/2015	6/30/2015

ASSETS

Licenses		748.4	738.4	746.6	758.3
Goodwill		263.5	261.9	259.0	273.7
Deferred tax assets		10.6	9.4	11.5	25.6
Other intangible assets		28.3	27.6	27.6	18.7
Property, plant and equipment		949.5	952.4	963.7	982.6
Investments in associated companies		133.7	129.8	123.9	104.8
Other shares and other non-current assets		4.9	3.1	2.5	2.3

Total non-current assets		2 138.9	2 122.7	2 134.9	2 165.9

Inventory		276.2	268.7	277.7	281.4
Biological assets	5	1 200.6	1 166.3	1 140.2	1 001.0
Current receivables		490.7	599.1	569.8	475.7
Cash		90.3	94.9	71.8	62.9

Total current assets		2 057.7	2 129.0	2 059.4	1 821.0

Asset held for sale		1.8	1.8	1.8	0.9

Total assets		4 198.4	4 253.5	4 196.1	3 987.9

EQUITY AND LIABILITIES

Equity		1 920.9	1 951.7	1 894.7	2 030.4
Non-controlling interests		0.6	0.9	0.9	0.9

Total equity		1 921.5	1 952.7	1 895.6	2 031.3

Deferred tax liabilities		414.1	399.4	391.8	365.9
Non-current interest-bearing debt		923.3	1 054.9	1 071.4	926.2
Other non-current liabilities		316.4	254.8	221.5	109.6

Total non-current liabilities		1 653.7	1 709.1	1 684.6	1 401.8

Current interest-bearing debt		0.1	0.1	0.2	12.2
Other current liabilities		623.1	591.6	615.7	542.6

Total current liabilities		623.2	591.8	615.9	554.8

Total equity and liabilities		4 198.4	4 253.5	4 196.1	3 987.9

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CONDENSED CONSOLIDATED STATEMENT OF CHANGE IN EQUITY

2016	Attributable to owners of Marine Harvest ASA								Non-controlling interests	Total equity
Unaudited, in EUR million	Share capital	Other paid in capital	Cash flow hedge reserve	Shared based payment	Foreign currency translation reserve	Other equity reserves	Trans-lation effect	Total
Equity 01.01.2016	351.8	1 075.9		6.1	160.4	300.4		1 894.7	0.9	1 895.6
Comprehensive income
Profit						170.6		170.6	-0.1	170.5
Other comprehensive income					15.9	-5.2		10.7		10.7
Transactions with owners
Share based payment				-2.7		-2.7		-5.4		-5.4
Business combinations minority interests						-0.8		-0.8	-0.2	-1.0
Repayment of paid in capital		-148.9						-148.9		-148.9
Total equity end of period	351.8	927.0	0.0	3.4	176.4	462.3		1 920.9	0.6	1 921.5

2015	Attributable to owners of Marine Harvest ASA								Non-controlling interests	Total equity
Unaudited, in EUR million	Share capital	Other paid in capital	Cash flow hedge reserve	Shared based payment	Foreign currency translation reserve	Other equity reserves	Trans-lation effect	Total
Equity 01.01.2015	342.9	1 051.0	2.7	3.4	73.6	164.6		1 638.1	1.8	1 639.9
Comprehensive income
Profit						158.2		158.2	0.1	158.3
Other comprehensive income			-2.7		86.8	-140.0		-55.8	0.1	-55.8
Translation effect *)	-24.4	-92.5		-0.2		85.1	32.0	0.0		0.0
Transactions with owners
Share based payment				2.9				2.9		2.9
Sale of non-controlling interests									-1.0	-1.0
Bond conversion	33.3	373.4						406.7		406.7
Repayment of paid in capital		-255.9						-255.9		-255.9
Treasury shares						0.5		0.5		0.5
Total Equity 31.12.2015	351.8	1 075.9	0.0	6.1	160.4	268.4	32.0	1 894.7	0.9	1 895.6

*) As described in Note 13, presentation currency for the group has been changed to EUR from January 1 2016, with retrospective effect on comparative figures to the extent practicable. Equity per January 1, 2015 has been translated to EUR using the EUR/NOK closing rate applicable for the same date. As a result, a translation effect occurs on each component of equity. In addition, a translation effect will occur in the comprehensive income as a result of different exchange rates used in the financial position and the comprehensive income. Translation effect related to comprehensive income is shown as a separate item in the statement of change in equity for 2015. As of January 1, 2016 this translation effect is included in the opening balance of other equity reserves.

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CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

Unaudited, in EUR million	Q2 2016	Q2 2015	YTD Q2 2016	YTD Q2 2015	2015

Earnings before taxes (EBT)	90.0	3.8	254.4	56.7	250.1

Interest expense	12.2	9.2	24.1	25.8	46.5
Currency effects	0.2	20.1	1.2	-29.6	-4.2
Other financial items	78.0	-39.6	93.5	-30.3	52.9
Net fair value adjustment and onerous contracts	-31.8	77.7	-105.7	141.3	-9.3
Income/loss from associated companies	-16.2	-0.7	-26.5	-2.1	-23.4
Depreciation and impairment losses	54.4	38.7	90.2	73.0	146.6
Change in working capital	75.4	13.8	110.0	-32.4	-146.2
Taxes paid	-48.5	-40.3	-74.5	-55.2	-68.3
Restructuring and other non-operational items	-0.5	2.8	-3.1	-0.2	-9.8
Other adjustments	-0.1	-0.4	-0.4	-0.5	-1.5

Cash flow from operations	213.3	85.2	363.4	146.4	233.3

Proceeds from sale of fixed assets	0.3	1.7	0.4	3.8	5.5
Payments made for purchase of fixed assets	-50.7	-50.8	-91.9	-111.4	-215.8
Proceeds from associates and other investments	16.8	42.4	16.8	43.1	44.0
Proceeds from sale of shares	52.3	0.0	52.3	0.0	0.0
Purchase of shares and other investments	-2.3	-0.1	-3.1	-0.2	-22.0

Cash flow from investments	16.4	-6.9	-25.4	-64.7	-188.3

Proceeds/redeemed from/to convertible bond	0.0	0.0	0.0	-39.4	318.2
Proceeds from new interest-bearing debt	0.0	11.6	0.0	32.0	93.0
Down payment of interest-bearing debt	-144.5	-0.1	-151.8	-1.0	-224.7
Net interest and financial items paid	-6.5	-7.0	-11.2	-21.0	-39.5
Realized currency effects	1.1	-9.4	-6.1	-15.9	-15.9
Repayment of paid in capital	-82.0	-68.3	-148.9	-124.7	-255.9
Other financing items	0.0	0.0	0.0	0.0	0.5

Cash flow from financing	-231.9	-73.2	-318.0	-169.9	-124.4

Change in cash in the period	-2.2	5.2	20.0	-88.1	-79.4
Cash - opening balance 1)	82.0	49.0	60.1	133.2	133.2
Currency effects on cash - opening balance	-1.0	-1.9	-1.4	7.2	6.4

Cash - closing balance 1)	78.7	52.2	78.7	52.2	60.1

1) Excluded restricted cash

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SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 1 GENERAL INFORMATION

Marine Harvest (the Group) consists of Marine Harvest ASA and its subsidiaries, including the Group’s interests in associated companies. In the second quarter, Marine Harvest sold all its shares in the fully owned subsidiary Sterling White Halibut for a consideration approximately equal to book value. Following the sale of the shares, Sterling White Halibut has been deconsolidated from the group's financial statements. In the second quarter, Marine Harvest has also sold all its shares in the associated company Migdale Transport Ltd, see note 7.

These interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact the Group financial statements for the periods presented. The interim report is unaudited.

Note 2 ACCOUNTING PRINCIPLES

All significant accounting principles applied in the consolidated financial statement are described in the Annual Report 2015 (as published on the OSE on April 1, 2016, and as filed publicly with the SEC on April 1, 2016). No new standards have been applied in 2016.

Presentation currency for the Group has been changed from NOK to EUR from January 1, 2016, with retrospective application on comparative figures. Please refer to Note 13 for more details. Functional currency for Marine Harvest ASA has also been changed from NOK to EUR from January 1, 2016.

Significant fair value measurements in accordance with IFRS 13:

Biological assets
Biological assets are, in accordance with IAS 41, measured at fair value, unless the fair value cannot be measured reliably. Broodstock, smolt and live fish below 1 kg are measured at cost less impairment losses, as the fair value cannot be measured reliably.

Biomass beyond this is measured at fair value, and the measurement is categorized into Level 3 in the fair value hierarchy, as the input is unobservable input. Live fish over 4 kg are measured to full net value, while a proportionate expected net profit at harvest is incorporated for live fish between 1 kg and 4 kg. The valuation is completed for each Business Unit.

The valuation is based on an income approach and takes into consideration unobservable input based on biomass in sea for each sea water site, estimated growth rate on site level, mortality in the Business Unit, quality of the fish going forward, costs and market price. Special assessment is performed for sites with high/low performance due to disease or other special factors. The market prices are set for each business unit, and are derived from observable market prices (when available), achieved prices and development in contract prices.

Derivative financial instruments and other shares
Derivative financial instruments (including interest swaps, currency swaps and salmon derivatives) are valued at fair value on Level 2 of the fair value hierarchy, in which the fair value is calculated by comparing the terms agreed under each derivative contract to the market terms for a similar contract on the valuation date.

Conversion liability component of convertible bond
The conversion liability component is, subsequent to initial recognition, measured at fair value. The measurement is categorized into Level 2 in the fair value hierarchy, using a valuation technique based on observable data.

Note 3 ESTIMATES AND RISK EXPOSURE

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting principles and recognized amounts of assets, liabilities, income and expenses. The most significant estimates relate to the valuation of biological assets and intangible assets. Estimates and underlying assumptions are reviewed on an ongoing basis, and are based on the management’s best assessment at the time of reporting. All changes in estimates are reflected in the financial statements as they occur.

Marine Harvest is exposed to a number of risk factors: Operational risks, strategic risk, reporting risk and compliance risk. The Risk Management section in the 2015 Annual Report contains a detailed description of risks and mitigation actions.

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Note 4 BUSINESS SEGMENTS

For management purposes, Marine Harvest is organized into three Business Areas, Feed, Farming and Sales and Marketing. Feed and Farming are separate reportable segments. Sales and Marketing is divided in two reportable segments, Markets and Consumer Products.

The performance of the segments is monitored to reach the overall objective of maximizing the Operational EBIT per kg. Consequently, reporting is focused towards measuring and illustrating the overall profitability of harvested volume based on source of origin (Operational EBIT/kg).

The same accounting principles as described for the Group financial statements have been applied for the segment reporting. Inter-segment transfers or transactions are entered into under normal commercial terms and conditions, and the measurement used in the segment reporting is the same as used for the actual transactions.

Unrealized internal margin from sale of fish feed from Feed to Farming is eliminated in the Group financial statements until the fish that consumed the feed is sold. In the segment reporting the internal profit is included in Operational EBIT for Business Area Feed, and the elimination is included in EBIT.

BUSINESS AREAS	Feed	Farming	Sales and Marketing		Other	Eliminations	TOTAL
EUR million			Markets	Consumer Products
Q2 2016
External revenue	3.9	1.2	506.1	320.0	1.0	0.0	832.1
Internal revenue	65.5	507.5	148.2	5.1	3.8	-730.2	0.0
Operational revenue	69.4	508.6	654.3	325.1	4.9	-730.2	832.1
Change in unrealized sales salmon derivatives	0.0	4.7	0.0	0.0	-0.5	-4.7	-0.5
Revenue in profit and loss	69.4	513.3	654.3	325.1	4.4	-734.8	831.7
Operational EBITDA	5.4	161.7	18.8	0.8	-2.2	0.0	184.4
Operational EBIT	3.3	136.0	17.8	-4.8	-3.2	0.0	149.0
Change in unrealized internal margin	0.0	0.0	0.0	0.0	0.0	-1.7	-1.7
Change in unrealized salmon derivatives	0.0	4.7	0.0	-4.7	5.0	0.0	5.0
Fair value adjustment on biological assets	0.2	222.8	0.0	0.0	0.0	0.0	222.9
Fair value uplift on harvested fish	0.0	-188.9	0.0	0.0	0.0	0.0	-188.9
Onerous contract provisions	0.0	-2.2	0.0	0.0	0.0	0.0	-2.2
Restructuring cost	0.0	-2.1	0.0	0.0	0.0	0.0	-2.1
Other non-operational items	0.0	1.3	0.0	0.0	0.0	0.0	1.3
Income from associated companies	0.0	16.2	0.0	0.0	0.0	0.0	16.2
Impairment losses	0.0	-18.8	-0.2	0.0	0.0	0.0	-19.0
EBIT	3.4	168.8	17.6	-9.4	1.7	-1.7	180.5

Q2 2015
External revenue	0.1	32.6	476.1	256.8	1.7	0.0	767.3
Internal revenue	58.3	460.5	87.7	7.7	6.5	-620.7	0.0
Operational revenue	58.4	493.1	563.9	264.4	8.2	-620.7	767.3
Change in unrealized sales salmon derivatives	0.0	-0.7	0.0	0.0	-0.2	0.7	-0.2
Revenue in profit and loss	58.4	492.4	563.9	264.4	8.0	-620.0	767.1
Operational EBITDA	5.3	90.1	15.9	11.4	-3.2	0.0	119.5
Operational EBIT	3.1	64.4	15.0	5.5	-4.1	0.0	84.0
Change in unrealized internal margin	0.0	0.0	0.0	0.0	0.0	0.8	0.8
Change in unrealized salmon derivatives	0.0	-0.7	0.0	0.7	1.1	0.0	1.1
Fair value adjustment on biological assets	-1.6	34.9	0.0	0.0	0.0	0.0	33.4
Fair value uplift on harvested fish	0.0	-112.0	0.0	0.0	-0.1	0.0	-112.0
Onerous contract provisions	0.0	0.9	0.0	0.0	0.0	0.0	0.9
Restructuring cost	0.0	-9.8	0.0	-4.9	0.0	0.0	-14.6
Other non-operational items	0.0	2.5	0.0	0.0	0.0	0.0	2.5
Income from associated companies	0.0	0.9	0.0	-0.2	0.0	0.0	0.7
Impairment losses	0.0	-3.3	0.0	0.1	0.0	0.0	-3.2
EBIT	1.5	-22.0	15.0	1.3	-3.1	0.8	-6.4

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Q2|2016

BUSINESS AREAS	Feed	Farming	Sales and Marketing		Other	Eliminations	TOTAL
EUR million			Markets	Consumer Products
YTD Q2 2016
External revenue	5.8	24.5	969.8	638.6	2.8	0.0	1 641.6
Internal revenue	128.0	993.8	294.5	13.8	9.3	-1 439.4	0.0
Operational revenue	133.9	1 018.3	1 264.3	652.4	12.1	-1 439.4	1 641.6
Change in unrealized sales salmon derivatives	0.0	1.5	0.0	0.0	-5.8	-0.8	-5.1
Revenue in profit and loss	133.9	1 019.8	1 264.3	652.4	6.2	-1 440.2	1 636.5
Operational EBITDA	9.2	278.0	38.4	5.7	0.7	0.0	332.0
Operational EBIT	4.9	226.4	36.4	-5.4	-1.3	0.0	260.9
Change in unrealized internal margin	0.0	0.0	0.0	0.0	0.0	1.2	1.2
Change in unrealized salmon derivatives	0.0	1.2	0.0	-1.2	1.3	0.0	1.4
Fair value adjustment on biological assets	-0.2	478.8	0.0	0.0	-1.3	0.0	477.3
Fair value uplift on harvested fish	0.0	-355.1	0.0	0.0	-0.2	0.0	-355.2
Onerous contract provisions	0.0	-16.3	0.0	0.0	0.0	0.0	-16.3
Restructuring cost	0.0	-4.6	0.0	0.0	0.0	0.0	-4.6
Other non-operational items	0.0	1.3	0.0	0.0	0.0	0.0	1.3
Income from associated companies	0.0	26.5	0.0	0.0	0.0	0.0	26.5
Impairment losses	0.0	-18.8	-0.2	0.0	0.0	0.0	-19.1
EBIT	4.7	339.3	36.2	-6.6	-1.5	1.2	373.3

YTD Q2 2015
External revenue	0.2	43.4	939.1	516.7	3.3	0.0	1 502.6
Internal revenue	103.3	903.0	168.0	18.6	16.6	-1 209.4	0.0
Operational revenue	103.5	946.3	1 107.0	535.3	19.8	-1 209.4	1 502.6
Change in unrealized sales salmon derivatives	0.0	1.6	0.0	0.0	1.0	-1.6	1.0
Revenue in profit and loss	103.5	948.0	1 107.0	535.3	20.8	-1 211.0	1 503.6
Operational EBITDA	9.7	190.0	35.0	17.0	-2.5	0.0	249.2
Operational EBIT	5.3	139.6	33.4	5.3	-4.2	0.0	179.3
Change in unrealized internal margin	0.0	0.0	0.0	0.0	0.0	2.1	2.1
Change in unrealized salmon derivatives	0.0	1.6	0.0	-1.6	-4.5	0.0	-4.5
Fair value adjustment on biological assets	-1.6	90.0	0.0	0.0	-0.2	0.0	88.2
Fair value uplift on harvested fish	0.0	-240.0	0.0	0.0	-0.1	0.0	-240.1
Onerous contracts provisions	0.0	10.6	0.0	0.0	0.0	0.0	10.6
Restructuring cost	0.0	-9.7	0.0	-4.9	0.0	0.0	-14.5
Other non-operational items	0.0	2.5	0.0	0.0	0.0	0.0	2.5
Income from associated companies	0.0	2.3	0.0	-0.2	0.0	0.0	2.1
Impairment losses	0.0	-3.3	0.0	0.2	0.0	0.0	-3.1
EBIT	3.7	-6.4	33.4	-1.2	-9.0	2.1	22.5

2015
External revenue	3.1	88.3	1 894.8	1 128.4	6.5	0.0	3 121.1
Internal revenue	317.0	1 822.7	379.7	35.8	39.9	-2 595.2	0.0
Operational revenue	320.1	1 911.0	2 274.5	1 164.2	46.4	-2 595.2	3 121.1
Change in unrealized sales salmon derivatives	0.0	-10.2	-0.7	0.0	-8.0	10.2	-8.7
Revenue in profit and loss	320.1	1 900.8	2 273.8	1 164.2	38.4	-2 584.9	3 112.4
Operational EBITDA	30.5	339.1	68.9	42.9	5.1	0.0	486.6
Operational EBIT	21.5	238.5	65.5	19.6	1.7	0.0	346.8
Change in unrealized internal margin	0.0	0.0	0.0	0.0	0.0	-2.2	-2.2
Change in unrealized salmon derivatives	0.0	-10.2	-0.7	10.2	-11.8	0.0	-12.5
Fair value adjustment on biological assets	0.0	480.4	0.0	0.0	-12.7	0.0	467.7
Fair value uplift on harvested fish	0.0	-457.1	0.0	0.0	-0.4	0.0	-457.6
Onerous contract provisions	0.0	-0.7	0.0	0.0	0.0	0.0	-0.7
Restructuring cost	0.0	-9.3	0.0	-4.7	-1.2	0.0	-15.2
Other non-operational items	0.0	2.4	0.0	0.0	0.0	0.0	2.4
Income from associated companies	0.0	23.6	0.0	-0.2	0.0	0.0	23.4
Impairment losses	0.0	-4.4	0.0	-1.3	-1.1	0.0	-6.8
EBIT	21.5	263.0	64.8	23.7	-25.5	-2.2	345.3

© Marine Harvest Group	40

Q2|2016

Note 5 BIOLOGICAL ASSETS

EUR million	Norway	Scotland	Canada	Chile	Other	TOTAL

Fair value adjustment on harvested fish in the statement of comprehensive income
Q2 2016	-139.3	-19.3	-28.6	5.8	-7.5	-188.9
Q2 2015	-85.3	-12.3	-5.9	-2.3	-6.2	-112.0
YTD Q2 2016	-259.1	-30.5	-45.0	-8.9	-11.7	-355.2
YTD Q2 2015	-195.1	-17.8	-13.9	-6.4	-6.9	-240.1
2015	-352.2	-43.7	-25.9	-15.7	-20.1	-457.6

Fair value adjustment on biological assets in the statement of comprehensive income
Q2 2016	159.0	26.4	17.1	4.2	16.2	222.9
Q2 2015	34.8	2.1	2.3	-12.3	6.5	33.4
YTD Q2 2016	297.4	45.1	59.5	51.4	23.8	477.3
YTD Q2 2015	49.9	14.1	11.9	-4.2	16.6	88.2
2015	375.3	41.5	36.6	0.9	13.3	467.7

Volumes of biomass in sea (1 000 tonnes)
30.06.2016						228.5
31.03.2016						243.4
31.12.2015						275.4
30.06.2015						247.1

Fair value adjustment on biological assets in the statement of financial position

30.06.2016
Fair value adjustment on biological assets	282.5	29.6	34.8	13.9	25.1	385.9
Biomass at cost*						814.6
Total biological assets						1 200.6

31.03.2016
Fair value adjustment on biological assets	259.2	23.8	46.2	3.5	3.5	336.3
Biomass at cost*						830.0
Total biological assets						1 166.3

31.12.15
Fair value adjustment on biological assets	236.5	17.9	19.0	-29.5	0.3	244.3
Biomass at cost*						895.9
Total biological assets						1 140.2

Reconciliation of changes in carrying amount of biological assets

Carrying amount 01.04.2016						1 166.3
Cost to stock						296.8
Change in fair value						222.9
Fair value adjustment on harvested biomass						-188.9
Mortality for fish in sea						-1.7
Cost of harvested fish						-294.4
Effect of divestment of subsidiary						-8.8
Currency translation differences						8.4

Total carrying amount of biological assets as of 30.06.2016						1 200.6

Price sensitivities effect on fair value - (salmon only)

The sensitivities are calculated based on a EUR 0.1 change of the salmon price in all markets (fish between 1-4 kg is measured proportionately based on their level of completion).
	10.4	1.3	2.0	1.1	1.0	15.8
* Includes costs related to seawater, freshwater, broodstock and cleaningfish

© Marine Harvest Group	41

Q2|2016

Note 6 EXCEPTIONAL ITEMS

EUR million	Q1 2016	Q2 2016	YTD 2016
Sea lice mitigation MH Norway	15.5	17.2	32.7
Incident based mortality MH Norway	2.6	1.5	4.1
Incident based mortality MH Scotland	-0.2	0.0	-0.2
Incident based mortality MH Canada	0.0	0.0	0.0
Incident based mortality, costs directly attributable to algal bloom and other exceptional items MH Chile	9.5	3.8	13.3
Incident based mortality MH Faroes	0.2	0.3	0.5
Incident based mortality MH Ireland	1.8	0.2	1.9
Exceptional items in Operational EBIT	29.5	22.9	52.4

Note 7 FINANCIAL ITEMS

EUR million	Notes	Q2 2016	Q2 2015	YTD Q2 2016	YTD Q2 2015	2015

Net interest expenses		-12.2	-9.2	-24.1	-25.8	-46.5

Net currency effect on long term positions		2.2	-14.3	0.2	35.6	8.7
Net currency effects on short term positions		1.1	-10.2	-10.1	-18.7	7.1
Net currency effects on short term currency hedges		-4.4	5.4	8.7	14.8	-1.1
Net currency effects on long term currency hedges		0.9	-1.0	0.0	-2.1	-10.6
Net currency effects		-0.2	-20.1	-1.2	29.6	4.2

Change in fair value financial instruments		-17.1	27.4	0.9	6.6	-0.5
Change in fair value conversion liability component of convertible bonds	9	-61.5	11.3	-94.8	10.6	-65.6
Net other financial items		0.5	0.9	-0.5	-1.7	13.2
Other financial items		-78.0	39.6	-93.5	30.3	-52.9

Total financial items		-90.5	10.3	-118.8	34.1	-95.2

Realization of forward contracts and sale of shares in Grieg Seafood
On 18 May, Marine Harvest ASA acquired 28,826,736 shares in Grieg Seafood under the set of financial forward contracts announced in February. These contracts were rolled forward from 2013. On 19 May 2016, Marine Harvest ASA sold all the acquired shares for EUR 122.7 million. A gain of EUR 54.8 million related to the sale of the shares has been recognized in the line item Other financial items in the consolidated statement of comprehensive income for the second quarter. Reversal of fair value of forward contracts of EUR 64.2 million has been recognized in the same line item. Transaction costs of EUR 2.5 million relating to the sale of the shares have also been recognized in the same line item. In the specification above, the net amount is included in the line item Change in fair value financial instruments.
The gain described above does not include dividends received from Grieg Seafood in 2015, amounting to EUR 1.6 million. Furthermore, the gain described above does not include accumulated interest costs related to the forward contracts since 2013 amounting to EUR 5.2 million.
Sale of shares in associated company Migdale Transport Ltd
In April, Lakeland Smolt Ltd, a subsidiary of Marine Harvest Scotland, sold all its shares in the associated company Migdale Transport Ltd for EUR 1.3 million. A loss of EUR 0.3 million related to the transaction has been recognized in the line item Other financial items in the consolidated statement of comprehensive income for the second quarter. In the specification above, the loss is included in the line item Net other financial items.
Note 8 EARNINGS PER SHARE

Basic Earnings per share (EPS) is calculated on the weighted average number of shares outstanding during the period.

Convertible bonds that are “in the money” are considered to have a dilutive effect if EPS is reduced when assuming a full conversion into shares at the beginning of the period and reversing all its effects on earnings for the period. On the other hand, if the effect of the above increases EPS, the bond is considered anti-dilutive, and is then not included in diluted EPS. The adjustments to earnings are interest expenses, currency gains/losses and changes in fair value of conversion liability component, adjusted for estimated taxes. Average diluted number of shares is also affected by the share price based bonus call options to senior executives.

The conversion liability component on the 2014 convertible bond was "in the money" at the end of the reporting period, but the effect on EPS was anti-dilutive, and the convertible bond is therefore not included in diluted EPS. The conversion liability component on the 2015 convertible bond was not "in the money" at the end of the reporting period, and a dilution effect has not been calculated.

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Q2|2016

Note 9 CONVERTIBLE BONDS

EUR million
	Statement of financial position			Statement of comprehensive income
	Non-current interest-bearing debt	Conversion liability components		Net interest expenses	Other financial items
		2014-bond	2015-bond
Initial recognition
EUR 375 mill 2014-bond	309.8	59.0
EUR 340 mill 2015-bond	283.1		51.6

Subsequent measurement

Recognized 2014 and 2015
Interest effects	21.5			-26.9
Change in fair value of conversion liability components		87.1	11.8		-98.9
Net recognized 2014 and 2015				-26.9	-98.9

Recognized 2016
Q1 2016
Coupon interest				-0.9
Amortized interest	5.7			-5.7
Change in fair value of conversion liability components		26.1	7.3		-33.3

Q2 2016
Coupon interest				-0.9
Amortized interest	5.8			-5.8
Change in fair value of conversion liability components		51.4	10.1		-61.5

Net recognized end of period	625.9	223.6	80.8	-13.3	-94.8

The value of the debt liability component and conversion liability component were determined at issuance of the bond. The fair value of the debt liability component was calculated using a market interest rate for an equivalent, non-convertible bond. The residual amount was the fair value of the conversion liability component at initial recognition.

The carrying amount of the debt liability component of the convertible bond is classified as non-current interest-bearing debt, and the conversion liability component is classified as other non-current financial liabilities in the statement of financial position.

Note 10 SHARE CAPITAL

	No of shares	EUR million	Share capital	Other paid in capital
Share Capital
Issued at the beginning of 2016	450 085 652		351.8	1 075.9
New shares issued
Repayment of paid in capital				-148.9
Issued at the end of period	450 085 652		351.8	927.0

Treasury Shares				Cost
Treasury shares at the beginning of 2016
Treasury shares purchased in the period	594 621			8.2
Treasury shares sold in the period	-594 621			-8.2
Treasury shares end of period	0			0

© Marine Harvest Group	43

Q2|2016

Note 11 SHAREHOLDERS

Major shareholders as of 30.06.2016 :

Name of shareholder	No. of shares	%
Geveran Trading Co Ltd	79 551 603	17.67%
Folketrygdfondet	35 480 236	7.88%
Clearstream Banking S.A.	21 713 817	4.82%
State Street Bank & Trust Co.	8 897 310	1.98%
Citibank N.A.	8 721 522	1.94%
J.P. Morgan Bank Luxembourg S.A.	7 670 555	1.70%
State Street Bank & Trust Co.	7 200 057	1.60%
Jupiter European Fund	7 144 000	1.59%
Invesco Funds	6 866 576	1.53%
State Street Bank & Trust Co.	6 531 749	1.45%
State Street Bank & Trust Co.	6 433 193	1.43%
State Street Bank & Trust Co.	5 877 140	1.31%
J.P. Morgan Bank Luxembourg S.A.	5 211 159	1.16%
Periscopus AS	4 000 000	0.89%
KLP Aksjenorge Indeks	3 631 560	0.81%
Pictet and Cie (Europe) SA	3 538 715	0.79%
Verdipapirfondet DNB Norge (IV)	3 266 844	0.73%
J.P. Morgan Chase Bank, N.A, London	3 127 942	0.69%
The Bank Of New York Mellon	2 880 615	0.64%
State Street Bank & Trust Company	2 717 297	0.60%
Total 20 largest shareholders	230 461 890	51.20%
Total other	219 623 762	48.80%
Total number of shares 6/30/2016	450 085 652	100%

Note 12 SHARE PRICE DEVELOPMENT

Share price development at Oslo Stock Exchange (ticker MHG)

© Marine Harvest Group	44

Q2|2016

Note 13 PRESENTATION CURRENCY

The Group changed its presentation currency from NOK to EUR from January 1, 2016, with retrospective application on comparative figures according to IAS 8 and IAS 21 to the extent practicable. The change was made to reflect that EUR is the predominant currency in the Group, accounting for more than 50% of net cash flow. Marine Harvest has managed its cash flow in EUR and used EUR as its main financing currency since the establishment of the Group in 2006. The change will make the presentation currency consistent with a significant part of the Group’s cash flow, cash flow management and financing.

Comparison figures in the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows have been re-presented to reflect the currency rates of transactions in foreign currencies at the date of the transactions. The re-presentation of the statement of cash flow impacts the classification between currency translation adjustments and other components of cash flow.

The different components of assets and liabilities in EUR correspond to the amount published in NOK translated at the EUR/NOK closing rate applicable at the end of each reporting period. The same relates to the equity as a whole. As such, the change in presentation currency has not impacted the measurement of assets, liabilities, equity or any ratios between these components, such as debt to equity ratios. However, ratios that combine elements of profit and loss and the statement of financial position, may change when recalculated in EUR as a result of different currency rates being applied to elements of profit and loss (currency rates at the date of the transactions) and the statement of financial position (closing rates) respectively.

Translation adjustments and cumulative translation adjustments have been presented as if the Group had used EUR as the presentation currency also for the comparative figures. The recalculation of currency translation adjustments in EUR has an impact on the allocation of equity for comparable periods, between currency translation adjustments and other components of equity. These effects are described in the consolidated statement of changes in equity. The Group has no material effects relating to reclassification of accumulated currency translation adjustments from equity to profit and loss in the comparative figures.

© Marine Harvest Group	45